SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934


                              CHS ELECTRONICS, INC.

                                (Name of Issuer)


                     Common Stock, Par Value $.001 Per Share

                         (Title of Class of Securities)


                                  12 542 A-20-6

                                 (CUSIP Number)

                             Steven M. Woghin, Esq.
                    Senior Vice President and General Counsel
                     Computer Associates International, Inc.
                          One Computer Associates Plaza
                            Islandia, New York 11788
                                 (516) 342-5224

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 26, 1999

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box




                                Page 1 of 8 Pages

CUSIP No. 12542A-20-6                            13D           Page 2 of 8 Pages



1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        Computer Associates International, Inc.

2       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                             (a)
                                                                             (b)

3       SEC Use Only


4       Sources of Funds (See Instructions)
        WC

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6       Citizenship or Place of Organization
        Delaware

   Number of
    Shares       7    Sole Voting Power
                      4,709,091

Beneficially
  Owned by       8    Shared Voting Power
                      0

   Each          9    Sole Dispositive Power
 Reporting            4,709,091

Person With      10   Shared Dispositive Power
                      0

11      Aggregate Amount Beneficially Owned by Each Reporting Person
        4,709,091

12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13      Percent of Class Represented by Amount in Row (11)
        7.5%

14      Type of Reporting Person (See Instructions)
        CO

Item 1.  Security and Issuer.

                  The class of equity securities to which this Statement relates is the Common Stock, par value $.001 per share (the "Common Stock"), of CHS Electronics, Inc., a Delaware corporation (the "Issuer"), with its principal executive offices located at 2000 NW 84th Avenue,Miami, Florida 33122.

Item 2.  Identity and Background.

                  (a)-(c), (f) This Statement is filed by Computer Associates International, Inc., a Delaware corporation ("Computer Associates"). Computer Associates is engaged in the design, development, marketing and support of standardized computer software products for use with a broad range of desktop, midrange and mainframe computers from many different hardware manufacturers. The principal executive offices of Computer Associates are located at One Computer Associates Plaza, Islandia, New York 11788.

                  The name, business address and present principal occupation or employment of each director and executive officer of Computer Associates and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Each such person is a citizen of the United States of America, except for Willem F.P. de Vogel and Roel Pieper who are each a citizen of The Netherlands. Unless otherwise indicated below, the business address of each such person is c/o Computer Associates International, Inc., One Computer Associates Plaza, Islandia, New York 11788.

                  Russel M. Artzt is a director and Executive Vice President-Research and Development of Computer Associates.

                  Willem F.P. de Vogel, a director of Computer Associates, is the President of Three Cities Research, Inc., a private investment management firm. The business address of Mr. de Vogel is c/o Three Cities Research, Inc., 650 Madison Avenue, New York , New York 10022.

                  Irving Goldstein, a director of Computer Associates, has retired from his position as Director General and Chief Executive Officer of INTELSAT, an international satellite telecommunications company.

                  Richard A. Grasso, a director of Computer Associates, is the Chairman and Chief Executive Officer of the New York Stock Exchange, a national securities exchange. The business address of Mr. Grasso is c/o New York Stock Exchange, 11 Wall Street, New York, New York 10005.

                  Shirley Strum Kenny, a director of Computer Associates, is the President of the State University of New York at Stony Brook, a New York State-run university. The business address of Ms. Kenny is President's Office, State University of New York at Stony Brook, Stony Brook, New York 11794.

                  Roel Pieper, a director of Computer Associates, is the Chief Executive Officer of Fifth Force Inc. Mr. Pieper's business address is Vogelenzangseweg 5, NL-2111HP, Aerdenhout, The Netherlands.

                  Sanjay Kumar is a director and President and Chief Operating Officer of Computer Associates.

                  Charles B. Wang is a director and Chief Executive Officer and Chairman of the Board of Computer Associates.

                  Michael A. McElroy is a Vice President-Legal and Secretary of Computer Associates.

                  Charles P. McWade is a Senior Vice President-Finance of Computer Associates.

                  Ira H. Zar is a Senior Vice President-Finance and Chief Financial Officer of Computer Associates.

                  Lisa Savino is a Vice President and Treasurer of Computer Associates.

                  (d) and (e) Neither Computer Associates nor, to the knowledge of Computer Associates, any of the other persons specified in Item 2 above has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  On May 26, 1999, pursuant to the Debenture Purchase Agreement between the Issuer and Computer Associates, a copy of which is attached as
Exhibit 1 to this Statement (the "Debenture Purchase Agreement"), the Issuer agreed to issue and deliver to Computer Associates, and Computer Associates agreed to purchase, in a private placement, the Issuer's Floating Rate Convertible Debentures Due 2003 in the principal amount of $50 million. A copy of the form of Floating Rate Convertible Debentures Due 2003 is attached as
Exhibit 2 to this Statement (the "Convertible Debentures"). As part of the Debenture Purchase Agreement, the Issuer agreed to issue and deliver to Computer Associates a common stock purchase warrant to purchase 2,000,000 shares of the Issuer's Common Stock at an exercise price of $5.50 per share (the "Warrant"), subject to adjustment as set forth in the Warrant. A copy of the Warrant is attached as Exhibit 3 to this Statement. Pursuant to the terms of the Debenture Purchase Agreement, on May 26, 1999 the Issuer issued and delivered to Computer Associates, and Computer Associates purchased the Issuer's Convertible Debentures in the principal amount of $14,900,000 and the Warrant. Computer Associates paid the $14.9 million purchase price for the Convertible Debentures and the Warrant using working capital available to it. The $35.9 million balance of the Convertible

Debentures  to be  issued  to  and  purchased  by  Computer
Associates, is subject to obtaining the necessary clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Approval"). The principal amount of the Convertible Debentures, in whole or in part, may be converted into shares of Common Stock at a per share conversion price of $5.50. Such conversion price is subject to adjustment as set forth in the Convertible Debentures.

                  The information set forth in this Item 3 is qualified in its entirety by reference to the Debenture Purchase Agreement, the Convertible Debentures and the Warrant, each of which is incorporated herein by reference.

Item 4.  Purpose of Transaction.

                  Computer Associates purchased the Convertible Debentures in the principal amount of $14,900,000 and the Warrant on May 26, 1999 and agreed to purchase additional Convertible Debentures in the princpal amount of $35,100,000, subject to obtaining HSR Approval, for investment purposes. Computer Associates will continue to evaluate its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, Computer Associates' own financial condition, other investment opportunities and other future developments. Based upon such evaluation, Computer Associates will take such actions in the future as Computer Associates may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, Computer Associates may determine to dispose of all or a portion of the Convertible Debentures or the Warrant, or the shares of Common Stock issuable upon conversion of the Convertible Debentures, or upon exercise of the Warrant (collectively, the "Conversion Shares") or to enter into option or other transactions (including, without limitation, hedging transactions) with third parties with respect to the Common Stock.

                  Except as set forth in this Item 4, Computer Associates has no plans or proposals with respect to any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                  (a) As of the  close of  business  on May 26,  1999,  Computer
Associates beneficially owned 4,709,091 shares of Common Stock, of which 2,709,091 shares of Common Stock are issuable upon conversion of the Convertible Debentures, and 2,000,000 shares of Common Stock are issuable upon exercise of the Warrant. Assuming full conversion of the Convertible Debentures and full exercise of the Warrant, such 4,709,091 shares represent approximately 7.5% of the outstanding shares of Common Stock (computed on the basis of 58,040,369 shares of Common Stock outstanding as of May 10, 1999 as specified in the Issuer's Quarterly Report on Form 10-Q for the Quarterly Period ended March 31, 1999, plus 4,709,091 shares issuable upon conversion of the Convertible Debentures and exercise of the Warrant).

Debentures provide, among other things, that the Convertible Debentures may be converted into shares of Common Stock, at the option of Computer Associates, at any time and from time to time beginning on the date of issuance of the Convertible Debentures. The Convertible Debentures were issued in the principal amount of $14,900,000 on May 26, 1999.

                  To the knowledge of Computer Associates, none of Computer Associates' directors, executive officers, affiliates or associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Issuer.

                  (b) Computer Associates has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the 4,709,091 Conversion Shares.

                  (c)   None.

                  (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 4,709,091 Conversion Shares.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

                  On May 26, 1999, pursuant to the Debenture Purchase Agreement, the Issuer issued and delivered to Computer Associates, and Computer Associates purchased, in a private placement, the Convertible Debentures in the principal amount of $14,900,000 and the Warrant. The principal amount of the Convertible Debentures, in whole or in part, may be converted into shares of Common Stock at a per share conversion price of $5.50, subject to adjustment as set forth in the Convertible Debentures, and the Warrant may be exercised, in whole or in part, at an exercise price of $5.50 per share, subject to adjustment as set forth in the Warrant, for the issuance of up to 2,000,000 shares of Common Stock. The Debenture Purchase Agreement provides for the issuance and delivery by the Issuer to Computer Associates and the purchase by Computer Associates of additional Convertible Debentures in the principal amount of $35,100,000, subject to obtaining HSR Approval. The Debenture Purchase Agreement, the Convertible Debentures and the Warrant also contain, among other things, certain covenants and representations and warranties of the Issuer, registration rights with respect to the Conversion Shares, transfer restrictions on the Convertible Debentures, the Warrant and the Conversion Shares, and anti-dilution provisions. In addition, the holders of a majority of the outstanding principal amount of Convertible Debentures have the right to designate an individual who will be appointed to the Issuer's Board of Directors.


                  The information set forth above in this Item 6 is qualified in its entirety by reference to the Debenture Purchase Agreement, the Convertible Debentures and the Warrant, each of which is incorporated herein by reference.

                  Except as described in this Statement, to the knowledge of Computer Associates, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Debenture Purchase Agreement, dated May 26, 1999, between the Issuer and Computer Associates

Exhibit 2 $14,900,000 Floating Rate Convertible Debentures Due 2003 issued on May 26, 1999 by the Issuer to Computer Associates

Exhibit 3 Common Stock Purchase Warrant to purchase 2,000,000 shares of Common Stock issued on May 26,1999 by the Issuer to Computer Associates.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  June 4, 1999                      COMPUTER ASSOCIATES
                               INTERNATIONAL, INC.



                             By:/s/ Steven M. Woghin
                                             -----------------------
                                             Name: Steven M. Woghin
                                             Title:Sr. Vice President and
                                                   General Counsel